HypoVereinsbank



03029261

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
AUG 14 2003
WASH. DC 188 SECTION

GIR - Group Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, August 1st, 2003

SUPPL

Re: Bayerische Hypo- und Vereinsbank AG („HypoVereinsbank")
File No. 82-3777

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated July 16, 2003 commenting on HVB Group selling norisbank to DZ Bank
- Investor Relations Release dated July 30, 2003 commenting on HVB Group planning full integration of Verein- und Westbank AG next year to strengthen business activities in Germany
- Investor Relations Release dated July 31, 2003 commenting on HVB Group's 2003 interim 2nd quarter results

You will receive each of the items listed above in German and English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

By: [signature]
Name: Susan Eckenberg
Title: IR Manager

By: [signature]
Name: Richard Speich
Title: IR Manager

Enclosures

FILE NO.
82-3777

HVB Group

MEDIA RELEASE
INVESTOR RELATIONS

JULY 16, 2003

HVB Group sells norisbank to DZ Bank

HVB Group is selling its wholly-owned subsidiary, the Nuremberg-based norisbank, to DZ Bank which won the bid for the purchase. Subject to the required board resolutions and the approval of the respective authorities, norisbank will be transferred to the new owner with effect from September 30, 2003. HVB Group obtained €447 million which contains the profits of norisbank for the first nine months of 2003.

This is the next important step in HVB's transformation program which simultaneously enhances its strategic profile by eliminating redundancies in consumer credit operations and emphasizing the "HVB Sofortkredit" in this business segment.

HVB Group Board spokesman Dieter Rampl: "Selling norisbank brings us closer to our goal of achieving a core capital ratio of up to 7% by the end of this year. In DZ Bank we found the ideal partner and norisbank is going to strong hands. This was a very important aspect for us, especially in the interest of the employees."

With the successful Bank Austria Creditanstalt IPO at the beginning of July this year, HVB Group's core capital increases by approximately one billion euros. The sale of norisbank is yet another significant step toward strengthening the Group's capital.

In the first half of 2003 norisbank achieved an ROE of 47.5%. Total assets amounted to some €3.2 billion. norisbank employs roughly 1,100 people in around 100 offices. The business focus is on arranging consumer loans under the brand name easyCredit.

The former Bayerische Vereinsbank, one of the predecessors of HypoVereinsbank, took over norisbank from the Schickedanz Group in 1997.

HVB Group was exclusively advised by the investment bank J.P. Morgan in this transaction.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Marc.Hess@hvb.de	☎ +49-89-378 27602
Sabine.Rueckert@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements. They are based on information, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new information or future events.

There are many important factors which could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include conditions in the financial markets from which we derive a substantial portion of our trading revenues, governmental and regulatory trends and legislative developments, competitive pres-sures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group.

File No.
82-3777

HVB Group

MEDIA RELEASE
INVESTOR RELATIONS

16. JULI 2003

HVB Group verkauft norisbank an DZ Bank

Die HVB Group veräußert ihre 100%ige Tochter norisbank, Nürnberg, an die DZ Bank. In dem Bieterverfahren um den Erwerb der norisbank hat die DZ Bank jetzt den Zuschlag erhalten. Vorbehaltlich der erforderlichen Gremienbeschlüsse und der Zustimmung der zuständigen Behörden geht die norisbank voraussichtlich mit Wirkung zum 30.09.2003 auf den neuen Eigentümer über. Die HVB Group erzielt 447 Millionen Euro, in denen der Gewinn der norisbank für die ersten neun Monate des Jahres 2003 enthalten ist.

Damit realisiert die HVB den nächsten wichtigen Schritt in ihrem Transformationsprogramm und schärft gleichzeitig ihr strategisches Profil, indem sie Redundanzen im Konsumentenkreditgeschäft aufgibt und den Focus in diesem Geschäft auf den " HVB Sofortkredit" legt.

HVB Group Vorstandssprecher Dieter Rampl: "Mit dem Verkauf der norisbank kommen wir unserem Ziel, bis Jahresende eine Kernkapitalquote von bis zu 7 % zu erreichen, ein weiteres Stück näher. Mit der DZ Bank haben wir unseren Wunschpartner gefunden, denn die norisbank geht in starke Hände. Das war uns, gerade im Hinblick auf die Mitarbeiter, sehr wichtig."

Mit dem erfolgreichen Börsengang der Bank Austria Creditanstalt Anfang Juli dieses Jahres verbessert sich das Kernkapital der HVB Group um rund 1 Milliarde Euro. Der Verkauf der norisbank leistet einen weiteren wichtigen Beitrag zur Stärkung des Eigenkapitals.

Die norisbank hat im ersten Halbjahr 2003 eine Eigenkapitalrendite von 47,5 % erzielt. Die Bilanzsumme betrug rund 3,2 Milliarden Euro. Die norisbank beschäftigt rund 1100 Mitarbeiter in circa 100 Geschäftsstellen. Schwerpunkt des Geschäfts ist die Vermittlung von Konsumentenkrediten unter dem Markennamen easyCredit.

Die ehemalige Bayerische Vereinsbank, eines der Vorgängerinstitute der HypoVereinsbank, hatte die norisbank 1997 von der Schickedanz-Gruppe übernommen.

Die HVB Group wurde bei ihrer Transaktion von der Investmentbank J.P. Morgan exklusiv beraten.

Investor Relations-Team :

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Marc.Hess@hvb.de	☎ +49-89-378 27602
Sabine.Rueckert@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Aussagen in dieser Publikation zu unseren Absichten, Erwartungen, Meinungen oder Vorhersagen sind in die Zukunft gerichtete Prognosen. *Sie basieren auf Informationen, Plänen, Schätzungen und Vorhersagen, die uns zu dem Zeitpunkt der* Veröffentlichung zur Verfügung standen. Spätere Informationen und Ereignisse sind in unseren Aussagen nicht berücksichtigt. Durch die Veröffentlichung übernehmen wir weder ausdrücklich noch konkludent eine Verpflichtung zur Aktualisierung getroffener Aussagen.

Es gibt vielfältige Ursachen dafür, warum in die Zukunft gerichtete Prognosen sich im Nachhinein als unvollständig oder unrichtig herausstellen können. Sich verändernde Konditionen der Finanzmärkte in Regionen, in welchen wir uns engagieren, administrative und legislative Tendenzen und Fortentwicklungen, das Verhalten von Konkurrenten im Markt, Ausfall-risiken im Kredit- und Handelsbereich gehören hierzu wie auch die Verläßlichkeit unserer Risikomanagementsysteme und mögliche Veränderungen jeglicher Art in der HVB Group.

HVB Group

82-3777

MEDIA RELEASE **JULY 30, 2003**

INVESTOR RELATIONS

HVB Group plans full integration of Vereins- und Westbank AG next year to strengthen business activities in Germany

- **Upstream merger of VuW into HVB planned for next year**
- **Significance of HVB's business activities in northern Germany will be expanded**
- **Substantial synergies expected**

At today's meeting of the Supervisory Board, the Board of Managing Directors of HVB Group informed the Supervisory Board of plans to streamline the position of HypoVereinsbank in Germany. To this end, Vereins- und Westbank AG will be taken up by HVB through an upstream merger following the Annual General Meeting next year. The integration of Vereins- und Westbank will not affect the Group's core capital ratio. HypoVereinsbank currently holds 76.28 % of Vereins- und Westbank AG's share capital.

Dieter Rampl, spokesman of HVB Group's Board of Managing Directors: "The full integration of VuW in HVB Group will enhance our operations in Germany. We are streamlining our domestic organization, improving our efficiency and reinforcing our sales opportunities. With the integration we will continue to strengthen our business activities in the north and underline their significance within the business segment Germany of the HVB Group. Our numerous customer relationships in the north are very important to us. We plan to continue increasing their number and growing our market share."

The key financial data for the integration of Vereins- und Westbank AG into HVB Group will be announced at the beginning of next year. By the end of the year, HVB Group will have defined all synergy potential. The merger of HypoVereinsbank AG and Vereins- und Westbank AG will be consummated after the Annual General Meeting of HVB Group in April 2004. A cash-settlement is not expected to be made.

On March 31, 2003, Vereins- und Westbank had total assets of €22.4bn, equity capital of €902.3m (including the April 2003 AGM-resolution to allocate €36.0m to reserves), 181 branches and 4,565 employees.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Marc.Hess@hvb.de	☎ +49-89-378 27602
Sabine.Rueckert@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

HVB Group

MEDIA RELEASE **30. JULI 2003**

INVESTOR RELATIONS

HVB Group plant Vollintegration der Vereins- und Westbank AG im kommenden Jahr zur Stärkung der Aktivitäten in Deutschland

- **Upstream-Merger der VuW auf die HVB im kommenden Jahr geplant**
- **Stellenwert der Geschäftsaktivitäten der HVB im Norden Deutschlands wird ausgebaut**
- **Deutliche Synergien erwartet**

Der Vorstand der HVB Group hat den Aufsichtsrat in seiner heutigen Sitzung über die Pläne zur Straffung des Auftritts der HypoVereinsbank in Deutschland informiert. Nach der Hauptversammlung im kommenden Jahr soll dazu die Vereins- und Westbank AG auf dem Wege einer Fusion (Upstream-Merger) von der HVB aufgenommen werden. Die Kernkapitalquote des Konzerns wird sich durch die Integration der Vereins- und Westbank AG nicht verändern. Die HypoVereinsbank hält derzeit 76,28 % des Grundkapitals der Vereins- und Westbank AG.

Dieter Rampl, Sprecher des Vorstands der HVB Group: "Die vollständige Integration der VuW in die HVB Group stärkt unseren Marktauftritt in Deutschland. Wir straffen damit unsere inländische Organisation, erhöhen unsere Effizienz und verbessern unsere Vertriebschancen. Mit der Integration werden wir unsere Geschäftsaktivitäten im Norden weiter ausbauen, die damit ihren herausragenden Stellenwert innerhalb des Geschäftsfelds Deutschland der HVB Group behalten. Unsere zahlreichen Kundenbeziehungen im Norden liegen uns sehr am Herzen. Wir wollen aber auch neue Marktanteile hinzugewinnen."

Die finanziellen Eckpunkte der Integration der Vereins- und Westbank AG in die HVB Group werden Anfang des kommenden Jahres bekannt gegeben. Bis zum Jahresende wird die HVB Group alle Synergiepotentiale bestimmt haben. Die Fusion von HypoVereinsbank AG und Vereins- und Westbank AG soll planmäßig nach der Hauptversammlung der HVB Group im April 2004 vollzogen werden. Es ist nicht vorgesehen ein Barabfindungsangebot abzugeben.

Die Vereins- und Westbank hatte zum 31.03.03 eine Bilanzsumme von 22,4 Mrd €, ein Eigenkapital von 902,3 Mio € (einschließlich HV-Beschluß April 2003 zur Rücklagendotierung über 36,0 Mio €), 181 Standorte und 4.565 Mitarbeiter.

Group Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Marc.Hess@hvb.de	☎ +49-89-378 27602
Sabine.Rueckert@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083Web Site: http://www.hvbgroup.com/ir

HVB Group

MEDIA RELEASE **JULY 31, 2003**
INVESTOR RELATIONS

2003 interim results: 2nd quarter reaffirms operational turnaround

- **Half-year operating profit totals €238 million, with Q2 profit of €127 million 14% better than Q1**
  - ***robust trend continues for operational revenues in core segments***
  - **more efficiency gains through sharp reduction of general administrative expenses (down 11.3% from June 2002, Q2 2.4% lower than Q1)**
  - **cost-income ratio improves to 65.5% (69.1% at end of 2002)**
  - **risk provisions (incl. total risk provisions of Hypo Real Estate Group without deduction of risk coverage) chopped as planned by 19.8%**
- **Pre-tax income of €77 million per 06/03 does not include profits from sales non-core activities but does include substantial one-off burdens due to the spin-off amounting to €279 million**
- **Continued implementation of 2003 transformation program:**
  - **clear reduction of risk assets; capacity adjustments on target**
  - **BA-CA IPO contributes approximately €1 billion to strengthen capital base**
  - **disposal of non-strategic investments: sale of norisbank in July**
  - **Vereins- und Westbank will be merged into HVB in 2004: Reduction of complexity and strengthening of business activities in Germany**
- **HVB Group new remains well within 2003 target corridor**

HVB Group continued in the second quarter to build on the solid operational trend seen during the first three months of the year. In core revenues, the bank performed even better than in Q1/03. General administrative expenses actually decreased 2.4% as compared with the first quarter. In a difficult market environment, risk provisions remained stable as compared

with the first quarter. The bank had operating profits in Q2 of €127 million, a 14.4% improvement over Q1. The operational turnaround remained on schedule.

Dieter Rampl, chairman of the Board of Managing Directors of HVB Group comments: "The positive trend in our operational activities during the first half of the year underscores the consistent implementation of our transformation process, which aims to produce sustainable improvements in our operational performance and substantially strengthen our capital base. We are very much on schedule with the goals we have set for ourselves, and our employees in Germany, Austria and Emerging Europe are doing a good job. The integration of Vereins- und Westbank into HypoVereinsbank is a further step in strengthening our operations in Germany and in reducing the complexity."

The developments in detail:

Net interest income, at €1,627 million, was slightly up in the second quarter as compared with the first three months of the year. Strict, risk-adjusted pricing more than compensated for the sharp reduction in risk assets. Interest income for the first six months of the year was down just 3.2% year-on-year to €3,247 million despite substantial foreign-exchange effects as well as the sharp reduction in risk assets. The interest margin – measured against the average risk assets – thereby increased by 11 basis points to 2.16 %.

Net commission income in Q2, at €669 million, matched the Q1 level in a persistently difficult capital market environment. At €1,342 million, it was 4.5% lower than the figure for the same period in the prior year, primarily due to weaker revenues in the security and custodial business. The trend in the trading profit is particularly gratifying. The €246 million trading profit again marked a slight increase over the good result posted in the first quarter. Compared with the first half of 2002, the trading profit was up 12% to €487 million.

Despite a drop in the balance of other income and expenses to -€5 million in the second quarter, total operating revenues (€2,537 million) were only slightly lower than in the previous quarter. The half-year figure, €5,101 million, was just 2.9% lower than for the same period in 2002 despite much more difficult operating conditions.

The bank succeeded in reducing general administrative expenses by another 2.4% in the second quarter as compared with the first three months of the year, to €1,650 million, by staying on target with capacity-adjusting efforts. Compared with the first six months of the prior year, general administrative expenses were down sharply by 11.3%. The cost-income ratio improved to 65.5% from 66.0% in the first quarter (year-end 2002: 69.1%). As for the

year 2004, when the recalibration of capacities of the year 2003 becomes fully effective, the Bank expects further substantial reductions of personnel costs.

Risk provisions remained stable in the second quarter at €760 million (this amount already includes the total risk provisions of Hypo Real Estate Group without deduction of pro-rata risk coverage of €230 million) despite continuing economic stagnation and persistently high bankruptcy rates. As planned, risk provisions were down sharply at the half-year mark to €1,522 million, a 19.8% drop as compared with the prior year. HVB Group is confident that it can meet the budgeted target of €3,043 million for risk provisions for this year (including total risk provisions of Hypo Real Estate Group without deduction of max. €460 million risk coverage).

The operating profit of €127 million in the second quarter represented a strong increase of 14.4% over the €111 million posted in the first quarter. This is clear confirmation of the operational turnaround. Net income before taxes totaled €53 million in the second quarter (Q1: €24 million), yielding a result of €77 million for the first half of the year (a 35.1% increase on the same period in 2002). No tangible gains on disposals have been included in this total yet. However, this result does include substantial one-off burdens related to the spin-off amounting to €279m. Of this, €230m is for the additional risk sheltering for the Hypo Real Estate Group and €49m for transaction costs, in particular for IT write-offs. After deducting taxes and minority interests, HVB Group has a negative result of €144m in the first six months.

In view of the continued weakness of the business cycle, particularly in Germany, the Bank sees the robust development of earnings in its core business as a promising basis for business expansion up to the end of the year and beyond. "Implementation of our transformation is binding less and less management capacity compared with the first half of the year. We can now concentrate entirely once again on growing customer business in our European markets," Dieter Rampl continued.

The three business segments of HVB Group new – pro-forma following the spin-off of Hypo Real Estate Group – have performed well in pro-forma comparisons. In the Germany segment, slightly higher revenues coupled with additional cost cuts produced an improved cost-income ratio of 70.5% (end of 2002: 78.3%). Furthermore, the sharp reduction in loan-loss provisions greatly curbed the pre-tax losses on the operational side of the business. The Austria/CEE segment continued to progress well. Operating profits for the first half of the year were €194 million, a rise of 18% compared with the first quarter of 2003 and 6% compared with the prior year. Corporates & Markets, with operating income of €457 million, made the largest contribution to income during the first six months of the year. The cost-income ratio improved sharply from 52.3% to 47.9%.

As planned, HVB Group moved ahead rapidly with its transformation program during the first six months of the year. The IPO of Bank Austria Creditanstalt in July represents an important success for HVB Group and the first major milestone of the transformation. The proceeds from the IPO flotation amount to approximately €1 billion. This result fully confirms our expectation of the IPO as an efficient means of bolstering the capital base of HVB Group. The announced sale of norisbank in July, slated for completion on September 30, 2003, will generate a considerable book profit and, through the focus on the "HVB Sofortkredit" product, help to eliminate overlapping activities in consumer finance. It will also make an important contribution to a stronger capital base at HVB Group.

In the area of risk assets, we have made good progress since the end of 2002, reducing total risk assets by €18.9 billion. At June 30, 2003, the core capital ratio had improved to 5.8% (including BA-CA IPO pro-forma: 6.1%).

HVB Group will drastically reduce its risk assets this year. The Hypo Real Estate Group, due to be spun off in the fourth quarter, alone accounts for €57 billion in risk assets. The Annual General Meeting of Shareholders in May of this year gave near-unanimous approval to this move. The bank will continue to act decisively to sell non-strategic shareholdings and activities and implement securitization measures.

The measures aimed at adjusting our capacity led to the elimination of 2,198 positions within the group (excluding the 1,798 staff of the initially consolidated Biochim Bank, Bulgaria). This means that more than 50% of the planned job cuts have been carried out at the half year.

We defined clear target corridors for HVB Group new – proforma after the spin-off of Hypo Real Estate Group – in 2003. On a prorated basis, the Bank reached these target corridors in the first half of the year.

HVB Group new in € m	**2003 budget**	**Prorated projection**	**January 1 – June 30, 2003**
Total operating revenues	9,500 – 9,900	4,750 – 4,950	4,743
Provisions for losses on loans and advances	2,300 – 2,600	1,150 – 1,300	1,164
General administrative expenses	6,500 – 6,700	3,250 – 3,350	3,233
Cost-income ratio, in %	66 - 70	66 – 70	68.2

HVB Group new in € m	Q2/03	Q1/03	Change %
Net interest income	1,464	1,413	+3.6
Provisions for losses on loans and advances	581	583	-0.3
Net commission income	659	670	-1.6
Gains less losses arising from trading securities (trading profit)	246	241	+2.1
General administrative expenses	1,603	1,630	-1.7
Balance of other operating income and expenses	10	40	-75.0
Operating profit	195	151	+29.1

FINANCIAL HIGHLIGHTS

HVB Group	1/1-6/30/2003	2002
Key indicators (in %)		
Return on equity after taxes (excl. amortization of goodwill)	(0.4)	(2.3)
Return on equity after taxes	(1.6)	(4.4)
Cost-income ratio (based on operating revenues)	65.5	69.1
Ratio of net commission income to operating revenues	26.3	26.2
Earnings	**1/1-6/30/2003**	**1/1-6/30/2002**
Operating profit (in € m)	238	(413)
Profit/Loss (in € m)	(144)	53
Earnings per share (excl. amortization of goodwill in €)	(0.07)	0.30
Earnings per share (in €)	(0.27)	0.10
Balance sheet figures (in € bn)	**6/30/2003**	**12/31/2002**
Total assets	669.1	691.2
Total lending volume	466.8	487.9
Shareholders' equity	12.9	14.2
Key capital ratios compliant with the BIS[1]	**6/30/2003**	**12/31/2002**
Core capital (in € bn)	18.8	19.1
Equity funds (in € bn)	33.0	33.4
Risk assets (in € bn)	321.7	340.6
Core capital ratio (in %)	5.8	5.6
Core capital ratio incl. BA/CA-IPO pro-forma (in %)	6.1	–
Equity funds ratio (in %)	9.4	9.1
Equity funds ratio incl. BA/CA-IPO pro-forma (in %)	9.8	–
Share information	**1/1-6/30/2003**	**2002**
Share price: Reference Date (in €)	14.39	15.22
High (in €)	16.50	42.55
Low (in €)	6.88	11.75
Market capitalization (in € bn)	7.7	8.2
	6/30/2003	**2002**
Employees	65,526	65,926
Branch offices	2,197	2,104

1) *2002 as per approved financial statements.*

INCOME STATEMENT FROM JANUARY 1 TO JUNE 30, 2003

in € m	**1/1/-6/30/ 2003**	**1/1/-6/30/ 2002**	**Change in m €**	**in %**
Net interest income	3.247	3.353	(106)	-3,2
Provisions for losses on loans and advances[1]	1.522	1.898	(376)	-19,8
Net interest income after provisions for losses on loans and advances	1.725	1.455	270	+18,6
Net commission income	1.342	1.405	(63)	-4,5
Trading profit	487	435	52	+12,0
General administrative expenses	3.341	3.768	(427)	-11,3
Balance of other operating income and expenses	25	60	(35)	-58,3
Operating profit (loss)	238	-413	651	–
Net income from investments	11	642	(631)	-98,3
Amortization of goodwill	108	108	–	–
Balance of other income and expenses	(64)	(64)	–	–
Profit (loss) from ordinary activities	77	57	20	+35,1
Taxes on income[1]	187	18	169	
Net income (loss)	(110)	39	(149)	
Minority interest in net income (loss) [1]	(34)	14	(48)	
Net income (loss) adjusted for minority interest	(144)	53	(197)	
for information: sum of operating revenues	5.101	5.253	(152)	-2,9

[1] Due to the untypical course of the previous year, we have estimated provisions for losses on loans and advances on the pro-rata prior-year figure and thus also adjusted income taxes and minority interests accordingly.

INCOME STATEMENT on a quarterly basis

in € m	2nd quarter 2003	1st quarter 2003	Change in m €	Change in %
Net interest income	1,627	1,620	7	+0.4
Provisions for losses on loans and advances[1)]	760	762	(2)	-0.3
Net interest income after provisions for losses on loans and advances	867	858	9	+1.0
Net commission income	669	673	(4)	-0.6
Trading profit	246	241	5	+2.1
General administrative expenses	1,650	1,691	(41)	-2.4
Balance of other operating income and expenses	(5)	30	(35)	
Operating profit (loss)	127	111	16	+14.4
Net income from investments	21	(10)	31	
Amortization of goodwill	54	54	--	--
Balance of other income and expenses	(41)	(23)	(18)	-78.3
Profit (loss) from ordinary activities	53	24	29	
Taxes on income	110	77	33	+42.9
Net income (loss)	(57)	(53)	(4)	-7.5
Minority interest in net income (loss)	(10)	(24)	14	58.3
Net income (loss) adjusted for minority interest	(67)	(77)	10	13.0
for information: sum of operating revenues	2,537	2,564	(27)	-1.1

CONSOLIDATED BALANCE SHEET at June 30, 2003

Assets in m €	**6/30/2003**	**12/31/2002**	**Change in m €**	**in %**
Cash reserves	5,949	5,373	576	+10.7
Assets held for trading purposes	88,130	85,252	2,878	+3.4
Placements with, and loans and advances to, other banks	70,317	73,867	(3,550)	-4.8
Loans and advances to customers	394,594	409,938	(15,344)	-3.7
Write-downs on loans and advances	(14,677)	(13,716)	(961)	-7.0
Investments	93,467	101,998	(8,531)	-8.4
Property, plant and equipment	3,267	3,473	(206)	-5.9
Intangible assets	3,777	3,816	(39)	-1.0
Other assets	24,311	21,156	3,155	+14.9
Total assets	**669,135**	**691,157**	**(22,022)**	**-3.2**

Shareholders' Equity and Liabilities in m €	**6/30/2003**	**12/31/2002**	**Change in m €**	**in %**
Deposits from other banks	139,284	143,361	(4,077)	-2.8
Amounts owed to other depositors	150,566	154,922	(4,356)	-2.8
Promissory notes and other liabilities evidenced by paper	250,486	271,561	(21,075)	-7.8
Liabilities held for trading purposes	61,689	51,479	10,210	+19.8
Provisions	11,653	10,931	722	+6.6
Other liabilities	20,831	21,549	-718	-3.3
Subordinated capital	20,983	22,311	(1,328)	-6.0
Minority interest	756	813	(57)	-7.0
Shareholders' equity	12,887	14,230	(1,343)	-9.4
Subscribed capital	1,609	1,609	–	–
Additional paid-in capital	13,112	13,112	–	–
Retained earnings	2,924	2,882	42	+1.5
Change in valuation of financial instruments	(4,614)	(3,373)	(1,241)	-36.8
Consolidated profit 2002	–	–	–	–
Profit 1/1-6/30/2003	(144)	–	(144)	–
Total shareholders' equity and liabilities	**669,135**	**691,157**	**(22,022)**	**-3.2**

in € m	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group new	Hypo Group	Consolidation	HVB Group
Net income from investments									
1/1-6/30/2003	(4)	30	(9)	--	(15)	2	2	7	11
½ of 2002	(49)	25	(133)	--	451	294	31	--	325
Amortization of goodwill									
1/1-6/30/2003	9	65	31	--	2	107	--	1	108
½ of 2002	107	59	30	--	2	198	--	--	198
Additions to restructuring provisions									
1/1-6/30/2003	--	--	--	--	--	--	--	--	--
½ of 2002	106	1	18	--	17	142	1	--	143
Balance of other income and expenses									
1/1-6/30/2003	(5)	(1)	(2)	(36)	(235)	(279)	(15)	230	(64)
½ of 2002	(6)	(1)	(1)	(57)	(10)	(75)	(1)	--	(76)
Profit (loss) from ordinary activities/Net income before taxes									
1/1-6/30/2003	(86)	158	415	(92)	(433)	(38)	112	3	77
½ of 2002	(742)	147	(40)	(78)	287	(426)	30	(14)	(410)
of which: Bank Austria Group									
1/1-6/30/2003		158	23		(6)	175			175
½ of 2002		147	(21)		17	143			143

KEY RATIOS, BY BUSINESS SEGMENTS

in %	Germany	Austria / CEE	Corpo-rates & Markets	Real Es-tate Workout[1]	Other/ consoli-dation	HVB Group new	Hypo Group	Consoli-dation	HVB Group
Cost-income-ratio									
1/1-6/30/2003	70.5	71.9	47.9	--	--	68.2	33.2	--	65.5
1/1-12/31/2002	78.3	71.7	52.3	--	--	72.0	33.3	--	69.1
Return on equity after taxes, net of amortization of goodwill									
1/1-6/30/2003	-3.3	10.0	17.6	--	--	-1.7	4.0	--	-0.4
1/1-12/31/2002	-16.1	8.0	-0.4	--	--	-2.6	0.3	--	-2.3
Return on equity after taxes									
1/1-6/30/2003	-3.6	5.3	16.1	--	--	-3.3	4.0	--	-1.6
1/1-12/31/2002	-19.3	4.3	-1.5	--	--	-5.1	0.3	--	-4.4

1) Figures for Real Estate Workout division have no informative value.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Susan.Eckenberg@ hvb.de	☎ +49-89-378 29185
Marc.Hess@ hvb.de	☎ +49-89-378 27602
Sabine.Rueckert@ hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements. They are based on information, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new information or future events.

There are many important factors which could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include conditions in the financial markets from which we derive a substantial portion of our trading revenues, governmental and regulatory trends and legislative developments, competitive pressures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group.

HVB Group

MEDIA RELEASE **31. JULI 2003**
INVESTOR RELATIONS

Halbjahresergebnis 2003: Operativer Turnaround im zweiten Quartal bestätigt

- **Betriebsergebnis zum Halbjahr € 238 Mio, dabei im Q2 geg. Q1 um rd. 14% auf € 127 Mio gesteigert:**
  - **Anhaltend robuste Entwicklung bei den operativen Kernerträgen**
  - **Weitere Effizienzgewinne durch deutlich verminderte Verwaltungsaufwendungen: Minus 11,3% geg. 06/02, minus 2,4% Q2 geg. Q1**
  - **Verbesserung der Cost-income-ratio auf 65,5% (69,1% per Ende 2002)**
  - **Risikovorsorge (inkl. gesamte Risikovorsorge Hypo Real Estate Group ohne Abzug der Risikoabschirmung) geg. Vorjahr planmäßig um 19,8% vermindert**
- **Im Vorsteuerergebnis von € 77 Mio per 06/03 sind noch keine Gewinne aus der Veräußerung von Beteiligungen aber erhebliche Einmalbelastungen durch den Spin-off von € 279 Mio enthalten**
- **Konsequente Umsetzung des Transformationsprogramms 2003:**
  - **Deutlicher Rückgang der Risikoaktiva; planmäßige Anpassung der Kapazitäten**
  - **IPO der BA-CA im Juli stärkt Kapitalbasis um rd. € 1 Mrd**
  - **Abbau nicht-strategischer Beteiligungen: Verkauf der norisbank im Juli**
  - **Vereins- und Westbank wird 2004 in die HVB fusioniert: Stärkung des Vertriebsauftritts in Deutschland durch Abbau von Komplexität**
- **HVB Group neu weiter gut im Zielkorridor 2003**

Die HVB Group hat im zweiten Quartal des laufenden Jahres an die positive operative Ergebnisentwicklung in den ersten drei Monaten angeknüpft. Im Vergleich zum Q1/03 konnte sie bei den Kernerträgen dabei teilweise noch zulegen. Der Verwaltungsaufwand wurde gegenüber dem ersten Quartal sogar um 2,4% zurückgeführt. Die Risikovorsorge entwickelte sich gegenüber dem ersten Quartal in schwierigem Umfeld unverändert stabil. Das Betriebsergebnis lag im Q2 bei € 127 Mio und damit um 14,4% besser als in den ersten drei Monaten. Der operative Turnaround setzte sich planmäßig fort.

Dieter Rampl, Sprecher des Vorstands der HVB Group: "Der positive operative Geschäftsverlauf des ersten Halbjahres unterstreicht die konsequente Umsetzung unseres Transformationsprozesses, der eine nachhaltige Verbesserung unserer operativen Leistung und eine kräftige Steigerung unserer Kapitalbasis zum Ziel hat. Wir liegen gut im Plan, unsere Mitarbeiter in Deutschland, Österreich und Emerging Europe leisten gute Arbeit. Die Integration der Vereins- und Westbank in die HypoVereinsbank ist ein weiterer Baustein zur Stärkung unseres Vertriebsauftritts in Deutschland und zur Reduktion der Komplexität."

Die Entwicklung im Einzelnen:

Der Zinsüberschuss legte mit € 1.627 im zweiten Quartal gegenüber den ersten drei Monaten leicht zu. Dabei konnte strikt risikoadjustiertes Pricing den kräftigen Abbau der Risikoaktiva überkompensieren. Nach sechs Monaten ging der Zinsüberschuss mit € 3.247 Mio gegenüber dem Vorjahr trotz spürbarer Währungseffekte sowie der deutlichen Verminderung von Risikoaktiva moderat um 3,2% zurück. Dabei stieg die Zinsspanne – gemessen an den durchschnittlichen Risikoaktiva – um 11 Basispunkte auf 2,16 % an.

Der Provisionsüberschuss lag im anhaltend ungünstigen Kapitalmarktumfeld im Q2 mit € 669 Mio auf Höhe des Vorquartals. Zum Halbjahr ging er mit € 1.342 Mio vor allem infolge schwächerer Erträge im Wertpapier- und Depotgeschäft um 4,5% gegenüber dem Vorjahreswert zurück. Besonders erfreulich ist die Entwicklung im Handel: Mit € 246 Mio stieg das Handelsergebnis im Vergleich zum guten Ergebnis des ersten Quartals nochmals leicht an. Im Halbjahresvergleich lag es mit € 487 Mio um 12% über dem Vorjahr.

Trotz eines aufgrund im zweiten Quartal auf € - 5 Mio gesunkenen Saldos der sonstigen betrieblichen Erträge und Aufwendungen blieben die gesamten operativen Erträge (€ 2.537 Mio) nur knapp hinter dem Vorquartal zurück. Mit € 5.101 Mio verringerten sie sich im Vergleich der Halbjahre trotz deutlich schwierigerer Rahmenbedingungen nur leicht um 2,9%.

Die Verwaltungsaufwendungen konnten im zweiten Quartal gegenüber den ersten drei Monaten infolge der konsequenten Anpassung der Kapazitäten nochmals um 2,4% auf € 1.650 Mio gesenkt werden. Im Vergleich der ersten sechs Monate gingen die Verwaltungsaufwendungen um kräftige 11,3% zurück. Die Cost-income-ratio verbesserte sich weiter auf 65,5% nach 66,0% im ersten Quartal (Jahresende 2002: 69,1%). Mit Blick auf das Jahr 2004, wenn die Kapazitätsentlastungen des Jahres 2003 voll ergebniswirksam werden, erwartet die Bank weitere, deutliche Personalkostenreduzierungen.

Die Risikovorsorge blieb mit € 760 Mio (darin ist auch die gesamte Risikovorsorge der Hypo Real Estate Group ohne Abzug der anteilig berücksichtigten Risikoabschirmung von € 230 Mio bereits enthalten) im zweiten Quartal trotz anhaltender gesamtwirtschaftlicher Stagnation und weiterhin hoher Insolvenzraten stabil. Zum Halbjahr ging sie mit € 1.522 gegenüber den ersten sechs Monaten des Vorjahres planmäßig deutlich um 19,8 % zurück. Die HVB Group geht weiterhin davon aus, das Gesamtjahresbudget bei der Risikovorsorge von € 3.043 Mio (inkl. gesamte Risikovorsorge der Hypo Real Estate Group ohne Abzug der Risikoabschirmung von max. € 460 Mio) einhalten zu können.

Mit € 127 Mio übertraf das Betriebsergebnis des zweiten Quartals das Ergebnis der ersten drei Monate (€ 111 Mio) deutlich um 14,4%. Damit hat sich der operative Turnaround klar bestätigt. Das Ergebnis vor Steuern erreichte im zweiten Quartal insgesamt € 53 Mio (Q1 € 24 Mio), nach sechs Monaten € 77 Mio (+35,1% geg. Vorjahr). Dabei wurden noch keine nennenswerten Veräußerungsgewinne erzielt. Das Ergebnis beinhaltet erhebliche Einmalbelastungen im Zusammenhang mit dem Spin-off von insgesamt € 279 Mio. Davon entfallen € 230 Mio auf die zusätzliche Risikoabschirmung für die Hypo Real Estate Group und € 49 Mio auf Transaktionskosten, insbesondere IT-Abschreibungen. Nach Steuern und Fremdanteilen erzielte die HVB Group nach sechs Monaten ein negatives Ergebnis von € 144 Mio.

Angesichts der anhaltend schwierigen Konjunktur vor allem in Deutschland bewertet die Bank die robuste Entwicklung der Erträge im Kerngeschäft als aussichtsreiche Basis für die Geschäftsentwicklung bis zum Jahresende und darüber hinaus. "Die Umsetzung unserer Transformation bindet zusehens weniger Managementkapazität als noch im ersten Halbjahr. Wir können uns jetzt wieder voll auf den Ausbau unseres Kundengeschäfts in unseren europäischen Märkten konzentrieren", kommentierte Dieter Rampl weiter.

Die drei Geschäftsfelder der HVB Group neu – pro-forma nach Spin-off der Hypo Real Estate Group - haben sich im pro-forma-Vergleich entsprechend positiv entwickelt. Im Geschäftsfeld Deutschland führten leicht gestiegene Erträge bei weiteren Kostensenkungen zu einer Verbesserung der Cost-income-ratio auf 70,5% (78,3% Ende 2002). Die kräftig gesunkene Kreditrisikovorsorge führte zu einer erheblichen Reduzierung des negativen Ergebnisbeitrags im operativen Geschäft. Österreich/CEE entwickelte sich weiterhin positiv und konnte das Betriebsergebnis gegenüber dem ersten Quartal um 18%, im Vergleich zum Vorjahr um 6% auf € 194 Mio steigern. Corporates & Markets erzielte nach sechs Monaten mit einem Betriebsergebnis in Höhe von € 457 Mio den höchsten Ergebnisbeitrag in der HVB Group neu. Die Cost-income-ratio verbesserte sich deutlich von 52,3% auf 47,9%.

Ihr Transformationsprogramm hat die HVB Group in den ersten sechs Monaten geplant zügig vorangetrieben. Der IPO der Bank Austria Creditanstalt im Juli ist für die HVB Group ein wichtiger Erfolg und der erste große Meilenstein der Transformation. Die Einnahmen aus dem Börsengang belaufen sich auf rund € 1 Mrd. Die Erwartung, die Kapitalbasis der HVB Group auf diese effiziente Weise stärken zu können, hat sich voll erfüllt. Auch der im Juli bekannt gegebene Verkauf der norisbank voraussichtlich zum 30.9.03, bei dem ein erheblicher Buchgewinn erzielt und mit der Fokussierung auf den "HVB Sofortkredit" Redundanzen im Consumer finance bereinigt wurden, leistet einen wichtigen Beitrag zur Stärkung der Kapitalposition der HVB Group.

Beim Abbau der Risikoaktiva haben wir mit einer Reduzierung von € 18,9 Mrd seit Jahresende 2002 gute Fortschritte gemacht. Zum 30. Juni 2003 verbesserte sich die Kernkapitalquote auf 5,8% (pro-forma inkl. IPO BA-CA auf 6,1%).

Die HVB Group wird ihre Risikoaktiva in diesem Jahr drastisch vermindern. Alleine rd. € 57 Mrd entfallen auf den Spin-off der Hypo Real Estate Group im vierten Quartal. Hierzu hat die Hauptversammlung im Mai des Jahres nahezu einstimmige Zustimmung erteilt. Die Veräußerung nicht-strategischer Beteiligungen und Aktivitäten sowie Verbriefungsmaßnahmen werden im Jahresverlauf weiter forciert.

Die Maßnahmen zur Anpassung der Kapazitäten führten zu einem Abbau von 2.198 Stellen im Konzern (ohne Berücksichtigung der 1.798 Mitarbeiter der erstmals konsolidierten Biochim Bank, Bulgarien). Damit konnten zum Halbjahr bereits über 50 % des in 2003 geplanten Stellenabbaus realisiert werden.

Die HVB Group neu – pro-forma nach Spin-off der Hypo Real Estate Group - hat klare Zielbandbreiten für das Jahr 2003 definiert. Im ersten Halbjahr hat sie diesen Zielkorridor anteilig erreicht:

HVB Group neu in Mio €	Planung 2003	anteilige Prognose	1.1. – 30.6.2003
Gesamte operative Erträge	9.500 – 9.900	4.750 – 4.950	4.743
Kreditrisikovorsorge	2.300 – 2.600	1.150 – 1.300	1.164
Verwaltungsaufwendungen	6.500 – 6.700	3.250 – 3.350	3.233
Cost-Income-Ratio in %	66 - 70	66 – 70	68,2

HVB Group neu **in Mio €**	**Q2/03**	**Q1/03**	**Veränderung %**
Zinsüberschuss	1.464	1.413	+3,6
Kreditrisikovorsorge	581	583	-0,3
Provisionsüberschuss	659	670	-1,6
Handelsergebnis	246	241	+2,1
Verwaltungsaufwendungen	1.603	1.630	-1,7
Saldo sonst. betriebliche Erträge/Aufwendungen	10	40	-75,0
Betriebsergebnis	195	151	+29,1

Die wichtigsten Ergebnisse

HVB Group	1.1.-30.6.2003	2002
Kennzahlen (in %)		
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)	-0,4	-2,3
Eigenkapitalrentabilität nach Steuern	-1,6	-4,4
Cost-Income-Ratio (gemessen an den operativen Erträgen)	65,5	69,1
Anteil Provisionsüberschuss an den operativen Erträgen	26,3	26,2
Erfolgszahlen	**1.1.-30.6.2003**	**1.1.-30.6.2002**
Betriebsergebnis (in Mio €)	238	-413
Gewinn/Verlust (in Mio €)	-144	53
Ergebnis je Aktie (bereinigt um Goodwillabschreibung in €)	-0,07	0,30
Ergebnis je Aktie (in €)	-0,27	0,10
Bilanzzahlen (in Mrd €)	**30.6.2003**	**31.12.2002**
Bilanzsumme	669,1	691,2
Kreditvolumen	466,8	487,9
Bilanzielles Eigenkapital	12,9	14,2
Bankaufsichtsrechtliche Kennzahlen nach BIZ [1]	**30.6.2003**	**31.12.2002**
Kernkapital (in Mrd €)	18,8	19,1
Eigenmittel (in Mrd €)	33,0	33,4
Risikoaktiva (in Mrd €)	321,7	340,6
Kernkapitalquote (in %)	5,8	5,6
Kernkapitalquote inkl. BA/CA-IPO pro-forma (in %)	6,1	–
Eigenmittelquote (in %)	9,4	9,1
Eigenmittelquote inkl. BA/CA-IPO pro-forma (in %)	9,8	–
Aktie	**1.1.-30.6.2003**	**2002**
Börsenkurs Stichtag (in €)	14,39	15,22
Höchststand (in €)	16,50	42,55
Tiefststand (in €)	6,88	11,75
Börsenkapitalisierung Stichtag (in Mrd €)	7,7	8,2
	30.6.2003	**31.12.2002**
Mitarbeiter	65.526	65.926
Geschäftsstellen	2.197	2.104

1) 2002 nach festgestellten Jahresabschlüssen.

GEWINN- UND VERLUSTRECHNUNG für 1. Januar bis 30. Juni 2003

in Mio €	**1.1.-30.6. 2003**	**1.1.-30.6. 2002**	**Veränderungen in Mio €**	**in %**
Zinsüberschuss	3.247	3.353	-106	-3,2
Kreditrisikovorsorge[1)]	1.522	1.898	-376	-19,8
Zinsüberschuss nach Kreditrisikovorsorge	1.725	1.455	+270	+18,6
Provisionsüberschuss	1.342	1.405	-63	-4,5
Handelsergebnis	487	435	+52	+12,0
Verwaltungsaufwand	3.341	3.768	-427	-11,3
Saldo sonstige betriebliche Erträge/Aufwendungen	25	60	-35	-58,3
Betriebsergebnis	238	-413	+651	–
Finanzanlageergebnis	11	642	-631	-98,3
Abschreibungen auf Geschäfts- oder Firmenwerte	108	108	–	–
Saldo übrige Erträge/Aufwendungen	-64	-64	–	–
Ergebnis der gewöhnlichen Geschäftstätigkeit / Ergebnis vor Steuern	77	57	+20	+35,1
Ertragsteuern[1)]	187	18	+169	
Ergebnis nach Steuern	-110	39	-149	
Fremdanteile am Ergebnis[1)]	-34	14	-48	
Gewinn/Verlust	-144	53	-197	
nachrichtlich: Summe operative Erträge	5.101	5.253	-152	-2,9

[1)] Die Kreditrisikovorsorge haben wir wegen des atypischen Verlaufs im Vorjahr zur besseren Vergleichbarkeit mit dem anteiligen Vorjahreswert angesetzt und damit auch Ertragsteuern und Fremdanteile am Ergebnis des Vorjahres entsprechend angepasst.

GEWINN- UND VERLUSTRECHNUNG Quartalsübersicht 2003

in Mio €	2.Quartal 2003	1.Quartal 2003	Veränderungen in Mio €	in %
Zinsüberschuss	1.627	1.620	+7	+0,4
Kreditrisikovorsorge	760	762	-2	-0,3
Zinsüberschuss nach Kreditrisikovorsorge	867	858	+9	+1,0
Provisionsüberschuss	669	673	-4	-0,6
Handelsergebnis	246	241	+5	+2,1
Verwaltungsaufwand	1.650	1.691	-41	-2,4
Saldo sonstige betriebliche Erträge/Aufwendungen	-5	30	-35	
Betriebsergebnis	127	111	+16	+14,4
Finanzanlageergebnis	21	-10	+31	
Abschreibungen auf Geschäfts- oder Firmenwerte	54	54	--	--
Saldo übrige Erträge/Aufwendungen	-41	-23	-18	-78,3
Ergebnis der gewöhnlichen Geschäftstätigkeit / Ergebnis vor Steuern	53	24	+29	
Ertragsteuern	110	77	+33	+42,9
Ergebnis nach Steuern	-57	-53	-4	-7,5
Fremdanteile am Ergebnis	-10	-24	+14	+58,3
Gewinn/Verlust	-67	-77	+10	+13,0
nachrichtlich: Summe operative Erträge	2.537	2.564	-27	-1,1

BILANZ zum 30. Juni 2003

AKTIVA in Mio €	30.6.2003	31.12.2002	Veränderung in Mio €	in %
Barreserve	5.949	5.373	+576	+10,7
Handelsaktiva	88.130	85.252	+2.878	+3,4
Forderungen an Kreditinstitute	70.317	73.867	-3.550	-4,8
Forderungen an Kunden	394.594	409.938	-15.344	-3,7
Wertberichtigungen auf Forderungen	-14.677	- 13.716	-961	-7,0
Finanzanlagen	93.467	101.998	-8.531	-8,4
Sachanlagen	3.267	3.473	-206	-5,9
Immaterielle Vermögenswerte	3.777	3.816	-39	-1,0
Sonstige Aktiva	24.311	21.156	+3.155	+14,9
SUMME DER AKTIVA	**669.135**	**691.157**	**-22.022**	**-3,2**

PASSIVA in Mio €	30.6.2003	31.12.2002	Veränderung in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	139.284	143.361	-4.077	-2,8
Verbindlichkeiten gegenüber Kunden	150.566	154.922	-4.356	-2,8
Verbriefte Verbindlichkeiten	250.486	271.561	-21.075	-7,8
Handelspassiva	61.689	51.479	+10.210	+19,8
Rückstellungen	11.653	10.931	+722	+6,6
Sonstige Passiva	20.831	21.549	-718	-3,3
Nachrangkapital	20.983	22.311	-1.328	-6,0
Anteile in Fremdbesitz	756	813	-57	-7,0
Eigenkapital	12.887	14.230	-1.343	-9,4
Gezeichnetes Kapital	1.609	1.609	–	–
Kapitalrücklage	13.112	13.112	–	–
Gewinnrücklagen	2.924	2.882	+42	+1,5
Bewertungsänderung von Finanzinstrumenten	-4.614	- 3.373	-1.241	-36,8
Konzerngewinn 2002	–	–	–	–
Verlust 1.1.-30.6.2003	-144	–	-144	–
SUMME DER PASSIVA	**669.135**	**691.157**	**-22.022**	**-3,2**

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu	Hypo Group	Konsolidierung	HVB Group
Finanzanlageergebnis									
1.1.-30.6.2003	-4	30	-9	--	-15	2	2	7	11
½ von 2002	-49	25	-133	--	451	294	31	--	325
Abschreibungen auf Geschäfts- oder Firmenwerte									
1.1.-30.6.2003	9	65	31	--	2	107	--	1	108
½ von 2002	107	59	30	--	2	198	--	--	198
Zuführung zu Restrukturierungsrückstellungen									
1.1.-30.6.2003	--	--	--	--	--	--	--	--	--
½ von 2002	106	1	18	--	17	142	1	--	143
Saldo übrige Erträge/ Aufwendungen									
1.1.-30.6.2003	-5	-1	-2	-36	-235	-279	-15	230	-64
½ von 2002	-6	-1	-1	-57	-10	-75	-1	--	-76
Ergebnis der gewöhnlichen Geschäftstätigkeit / Ergebnis vor Steuern									
1.1.-30.6.2003	-86	158	415	-92	-433	-38	112	3	77
½ von 2002	-742	147	-40	-78	287	-426	30	-14	-410
darunter: Bank Austria-Gruppe									
1.1.-30.6.2003		158	23		-6	175			175
½ von 2002		147	-21		17	143			143

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de ☎ +49-89-378 28235

Susan.Eckenberg@hvb.de ☎ +49-89-378 29185

Marc.Hess@hvb.de ☎ +49-89-378 27602

Sabine.Rueckert@hvb.de ☎ +49-89-378 26024

Richard.Speich@hvb.de ☎ +49-89-378 31063

Fax ☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Aussagen in dieser Publikation zu unseren Absichten, Erwartungen, Meinungen oder Vorhersagen sind in die Zukunft gerichtete Prognosen. Sie basieren auf Informationen, Plänen, Schätzungen und Vorhersagen, die uns zu dem Zeitpunkt der Veröffentlichung zur Verfügung standen. Spätere Informationen und Ereignisse sind in unseren Aussagen nicht berücksichtigt. Durch die Veröffentlichung übernehmen wir weder ausdrücklich noch konkludent eine Verpflichtung zur Aktualisierung getroffener Aussagen.

Es gibt vielfältige Ursachen dafür, warum in die Zukunft gerichtete Prognosen sich im Nachhinein als unvollständig oder unrichtig herausstellen können. Sich verändernde Konditionen der Finanzmärkte in Regionen, in welchen wir uns engagieren, administrative und legislative Tendenzen und Fortentwicklungen, das Verhalten von Konkurrenten im Markt, Ausfallrisiken im Kredit- und Handelsbereich gehören hierzu wie auch die Verlässlichkeit unserer Risikomanagementsysteme und mögliche Veränderungen jeglicher Art in der HVB Group.